

July 18, 2013

Via E-mail
Mr. Michael Berman
Chief Financial Officer
General Growth Properties, Inc.
110 N. Wacker Dr.
Chicago, IL 60606

Re: General Growth Properties, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed February 28, 2013
File No. 1-34948

Dear Mr. Berman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Managements' Discussion and Analysis of Financial condition and Results of Operations, page 33

1. Please include a discussion of your improvements including a breakdown of these expenditures between new development, redevelopment/renovations, tenant allowances and other capital expenditures by year and a discussion of significant fluctuations between years. Lastly, please disclose the amount of soft costs for interest and payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations.

Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-8

2. We note that you have included dividends declared per share on the face of your Consolidated Statements of Operations and Comprehensive Loss versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Note 3 Summary of Significant Accounting Policies

Acquisitions of Operating Properties, page F-15

3. Please disclose your policies regarding the amortization of below market tenant lease intangibles, including the effect of below market renewal options.

Note 10 Warrant Liability, page F-41

4. We note your January 2013 transactions to re-acquire approximately 49.1 million warrants. Please tell us whether or not these warrants are effectively retired by your purchase transaction. Additionally, tell us how you have accounted for the acquisition transaction including the difference between the amount paid and the fair value of the associated liability. Please cite any accounting literature relied upon by management.

Note 12 Equity and Redeemable Noncontrolling Interests, page F-43

5. Please tell us and disclose in future filings what provision or terms related to ownership of common units by minority interests has required you to classify such units as redeemable noncontrolling interests.

Note 18 Litigation, pages F-52 to F-54

6. Please disclose if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. Within your response, please include your proposed future disclosure.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief